INDOSAT AGMS APPROVES CHANGES TO BOARDS

Indosat EGMS approves amendments to Company’s Articles of Association

Jakarta, June 11, 2009, PT Indosat Tbk (“Indosat” or the “Company”) today held its Annual General Meeting of Shareholders (“AGMS”) and Extraordinary General Meeting of Shareholders (“EGMS”) at the Company’s Jakarta headquarters. The Meeting was chaired by H.E. Sheikh Abdullah Bin Mohammed Bin Saud Al Thani, President Commissioner of Indosat, and attended by shareholders and their proxies representing more than 91.82 % of the paid-in shares.

At the AGMS, Indosat’s shareholders approved the following resolutions:

1.

Annual Report and Audited Financial Statements for year ended 31 December 2008.

2.

Allocation of net profit for reserve fund, reinvestment, and dividend of Rp172.85 per share including the determination of the amount, time and manner of payment of dividends for the financial year ended December 31, 2008.

3.

Remuneration of the Board of Commissioner for the year 2009.

4.

Appointment of Purwantono, Sarwoko & Sandjaja, a member of Ernst & Young Global as the Company’s Independent Auditor for the year ended 31 December 2009.

5.

Changes to the composition of the Board of Commissioners (BOC) and the Board of Directors (BOD).

The BOC for the period 2009 – 2012 will be as follows:

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H.E. Sheikh Abdullah Bin Mohammed Bin Saud Al Thani, President Commissioner

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Dr. Nasser Marafih, Commissioner

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Mr. Richard F. Seney, Commissioner

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Mr. Rachmat Gobel, Commissioner

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Mr. Rionald Silaban, Commissioner

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Mr. Jarman, Commissioner

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Mr. Soeprapto Independent Commissioner

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Mr. Setyanto P. Santosa , Independent Commissioner

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Mr. Michael F. Latimer, Independent Commissioner

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Mr. George Thia Peng Heok, Independent Commissioner

The BOD for the period 2009 – 2010 will be as follows:

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Mr. Harry Sasongko Tirtotjondro, President Director (from August 11, 2009)

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Mr. Peter W. Kuncewicz, Director (from September 1, 2009)

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Mr. Stephen E. Hobbs, Director

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Mr. Fadzri Sentosa, Director

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Dr. Kaizad B. Heerjee, Director

During this time of transition, Mr. Johnny Swandi Sjam will remain as the interim President Director of Indosat until August 11, 2009. Mr. Wong Heang Tuck will still be the Director of Finance until September 1st 2009.

Shareholders at the AGMS also expressed their gratitude and appreciation to the following outgoing members of the BOC and BOD for their dedication and years of excellent service to Indosat:

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Sheikh Mohamed Bin Suhaim Hamad Al Thani, Commissioner

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Mr. Johnny Swandi Sjam, President Director

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Mr. Wong Heang Tuck, Director

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Mr. Wahyu Wijayadi, Director

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Mr. Guntur S. Siboro, Director

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Mr. Raymond Tan, Director

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Mr. Syakieb A. Sungkar, Director

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Mr. Roy Kannan, Director

At the EGMS, Indosat’s shareholders approved the following:

1.

The amendment of the Company’s Articles of Association to comply with Rule IX.J.1 of the Indonesian Capital Market and Financial Institution Supervisory Agency on Key Provisions of the Articles of Association of Company Conducting Public Offering of Equity Securities and Public Company.

The Company’s announcement on the resolution of the AGMS and EGMS, including the schedule and arrangement for the dividend payment, will be announced in the media on June 15, 2009.

About Indosat

Indosat Tbk is a leading telecommunication and information service provider in Indonesia that provides cellular services (Mentari, Matrix and IM3), fixed telecommunication services or fixed voice (IDD 001, IDD 008 and FlatCall 01016, fixed wireless service StarOne and I-Phone). Indosat also provides Multimedia, Internet & Data Communication Services (MIDI) through its subsidiary company, Indosat Mega Media (IM2) and Lintasarta. Indosat is also the pioneer in providing postpaid and prepaid 3.5G cellular services using HSDPA technology. Indosat's shares are listed in the Indonesia Stock Exchange (IDX: ISAT) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:IIT).

For further information please contact:

Corporate Secretary

Telp: 62-21-3869614

Fax : 62-21-3804045

Investor Relations

Telp: 62-21-3869615

Fax : 62-21-3804045

Email : investor@indosat.com

Website : www.indosat.com

Disclaimer :

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration.  Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements.  The Company does not intend to register any part of the offering in the United States.